Mail Stop 3561

March 28, 2007

By U.S. Mail and facsimile to (212) 649-0482

Mr. Andrew Intrater
Chairman of the Board, President
  & Chief Executive Officer
Columbus Acquisition Corp.
153 East 53rd Street, 58th Floor
New York, NY 10022

> **Re: Columbus Acquisition Corp.**
> **Amendment Number One to Registration Statement on Form S-1**
> **Filed on February 13, 2007**
> **File Number 333-138890**

Dear Mr. Intrater:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to prior comment number 4. We also note your statement that the company must register the initial issuance of the shares underlying such warrants so that the transferees may receive unrestricted registered securities. It is

the position of the staff that the common stock underlying the insider warrants that will be sold privately must be exercised privately pursuant to an exemption from registration. Only the resales of the underlying securities may be registered on this registration statement. The exercise transaction between the registrant and Columbus Acquisition Holdings, LLC remains private, subject to the limitations of available exemptions.

Please revise your fee table and make other appropriate revisions to clarify that you are registering the resale of the securities underlying the warrants throughout the registration statement.

Prospectus Summary, page 1

2.   We note your response to prior comment number 9; however, the sentences are still contained in the "Prospectus Summary." Please revise to include such language after the section on "Risk Factors" which ends on page 27.

3.   We note your response to comment 16 that indicates "we will not take any action to amend or waive these provisions even in the event that the provisions limiting our ability to amend our certificate of incorporation are found to be unenforceable under Delaware law." Please revise the first paragraph under the Certificate of Incorporation section to include your full response.

4.   We note your response to comment 17. Briefly address in the summary section the steps that the company has taken to determine whether Andrew Intrater will be able to pay the claims of target businesses or claims of vendors or any other entities that are owed money.

Risk Factors, page 13

5.   We note your response to prior comment number 18. Please revise to include your disclosure that the insider warrants will be identical to warrants underlying the units sold in the offering and that the existing shareholders will not be able to exercise their warrants if the purchasers in the IPO may not.

Use of Proceeds, page 29

6.   We note your response to comment 30 and your disclosure that "our actual expenditures for some or all of these items may differ from the estimates set forth above." We continue to believe that the comment is applicable. As previously noted, please revise to delete the noted statement or revise this section to clearly

discuss the circumstances that would require management to alter the noted use of proceeds from this offering and discuss the specific alternatives to the currently stated uses. See Instruction 7 to Item 504 of Regulation S-K. We may have further comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

7. We note your statement that the interest earned on the trust account will be released to the company from time to time upon the company's written request. Please revise to clarify whether the timing of the release of the interest on the trust account to the company may cause liquidity problems in connection with the investigation and selection of a target business.

Management, page 51

8. We note your response to comment 37. We also note your statement in the business background for Michael Sloan that "[f]rom October 2001 to January 2002, Mr. Epstein was a private investor." Please revise as appropriate.

Financial Statements

Note 3 – Proposed Public Offering, page F-9

9. We note your response to prior comment 44. Please explain why you believe using a weekly interval results in a better estimate of volatility than using daily historical prices for the identified representative companies.

Exhibits

Legality Opinion

10. Please revise your legality opinion by LeBoeuf, Lamb, Greene & MacRae LLP to indicate that opinion opines upon Delaware law, including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting those laws.

     As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to

Mr. Andrew Intrater
Columbus Acquisition Corp.
March 28, 2007
Page 4

expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Raquel Howard at (202) 551-3291 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Geishecker at (202) 551-3422 or me at (202) 551-3790 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Andrew Hulsh, Esq.
        LeBouef, Lamb, Green & MacRae LLP
        125 West 55th Street
        New York, NY 10019